

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2021

Dandan Liu
Chief Executive Officer
TDH Holdings, Inc.
c/o Qingdao Tiandihui Foodstuffs Co. Ltd.
2521 Tiejueshan Road, Huangdao District
Qingdao, Shandong Province
People's Republic of China

  Re: TDH Holdings, Inc.
    Registration Statement on Form F-3
    Filed May 25, 2021
    File No. 333-256468

Dear Ms. Liu:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ernest Greene at 202-551-3733 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Matthew B. Chmiel, Esq.